March 24, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Brian McAllister

Re:	Quiksilver, Inc. (File No. 001-14229)
Dear Mr. McAllister:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 16, 2006 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (“Form 10-K”) and Current Report on Form 8-K/A filed September 8, 2005 (“Form 8-K”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter. We are providing to you under a separate cover letter from our Chief Financial Officer certain supplemental materials requested by the Staff.
Form 10-K for the Fiscal Year Ended October 31, 2005
Cover
1.	Your commission file number is 001-14229, not 000-15131 as disclosed. Please revise in your future filings.

We included our correct commission file number in our Quarterly Report on Form 10-Q for the three months ended January 31, 2006 and will continue to do so in our future filings.

Securities and Exchange Commission
March 24, 2006

Item 15. Exhibits and Financial Statement Schedules, page 44
Consolidated Statements of Income, page 50
2.	Please tell us where you present the equity in income of minority interest and the 36.37% Cleveland Golf minority interest in your statement of cash flows. Please quantify the amounts recorded in fiscal 2005 and tell us the facts and circumstances and authoritative GAAP that support your presentation.

We included the Cleveland Golf minority interest of approximately $0.6 million as a component of the change in accrued liabilities in our statement of cash flows for fiscal 2005. This minority interest comprised three months of minority interest since the acquisition of Rossignol effective July 31, 2005 and was considered insignificant for separate presentation in our statement of cash flows for the year ended October 31, 2005. In our Quarterly Report on Form 10-Q for the three months ended January 31, 2006, we presented the Cleveland Golf minority interest in a separate line item in our statement of cash flows as an adjustment to reconcile net income to net cash provided by operating activities, and we will continue to do so in our future filings.

We included the equity in income (loss) of our minority interests of approximately ($1.0) million as a component of capital expenditures for fiscal 2005. The equity in income of our minority interests were not separately presented in our statements of cash flows because these amounts were immaterial for all years presented. We will include the equity in income of our minority interests as an adjustment to reconcile net income to net cash provided by operating activities in future filings.
Notes to Consolidated Financial Statements, page 51
Note 1 — Significant Accounting Policies, page 51
3.	Please confirm that Cleveland Golf has revised its fiscal year end and is consolidated as of October 31. If Cleveland Golf’s fiscal year end is not October 31, please revise your disclosure to indicate the period that is consolidated in your financial statements. See Rule 3A-02 of Regulation S-X.

Cleveland Golf has revised its fiscal year end to October 31 and is consolidated as of October 31, 2005.

Securities and Exchange Commission
March 24, 2006

Note 2 — Business Acquisitions, page 55
4.	We note your disclosure that you will account for the acquisition of Cleveland Golf as a step acquisition. In future filings, please revise your disclosures to clearly explain the accounting used in a step acquisition. We note that readers of the financial statements may not be accountants and may be unfamiliar with the term.

We have included the following clarifying language in our Quarterly Report on Form 10-Q for the three months ended January 31, 2006: “In a step acquisition, where less than 100% of an entity is acquired, only a portion of the fair value adjustments are recorded in the acquiring company’s balance sheet equal to the percentage ownership in the acquired company. Based on this step acquisition accounting, the Company has recorded 63.63% of the fair value adjustments for Cleveland Golf in its balance sheet.”

We will continue to include clarifying language in future filings that disclose our Cleveland Golf step acquisition.
Note 5 — Fixed Assets, page 59
5.	Please tell us about the facts and circumstances surrounding your land use rights. We are aware of your letter dated March 25, 2004. Specifically tell us the authoritative GAAP that supports your policy. If these use rights are not accounted for within the currently promulgated lease literature, please tell us how you arrived at your conclusion.

To arrive at our conclusion that such land use rights should be accounted for at cost, reviewed for impairment annually and tested for impairment in the event of an impairment indicator, we considered general principles used to account for fixed assets, intangible assets and leases, including SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” and SFAS No. 13, “Accounting for Leases.”

As we noted in our letter dated March 25, 2004, in certain markets in Europe, the right to do business in certain leased properties is retained not by the landlord, but by the tenant. A market has developed such that these rights are sold from tenant to tenant when the lease terminates, and the rights have different values depending on the type of business the tenant establishes in a particular leased property; for example, a bank branch versus a retail store. The substance of this asset differs from identifiable intangible assets, such as patents and licenses, in

Securities and Exchange Commission
March 24, 2006

that it represents a specific right that is inseparable from the underlying property. These rights are not transferred to the owner of the property or any other party upon expiration of the lease, therefore the benefits typically associated with ownership of the property partially rest with the holder of the right. Because the value of the rights does not diminish over time or through the use of the property, we believe these rights should be accounted for in a manner analogous to land.
     Also tell us:
a.	The specific markets or countries where these use rights exist;

These rights are typically found in France, but are also found in relation to certain leased properties in Spain and Italy.

b.	How you determined the use right is clearly and closely associated with land rather than the lease term or estimated life of the leasehold;

We determined that the land use rights are clearly and closely associated with the land rather than the lease term because the rights do not terminate at the conclusion of the lease, nor do they diminish, nor are they associated with the passage of time, and the acquisition of these rights is from the previous tenant as opposed to the landlord.

c.	If you are required, legally, contractually or otherwise, to pay a use fee for all lease transactions in this market(s). If not, tell us the facts and circumstances where you do not pay a use fee;

No, we are not required, legally, contractually or otherwise, to acquire a land use right for all lease transactions in these markets. Some leases are structured similar to U.S. leases where we do not have to acquire the land use rights.

d.	If a lease arrangement exists or has existed where you pay the landlord a use fee instead of the lessee;

No lease arrangements exist or have existed where we acquired land use rights from the landlord. The purchase of the land use rights were from previous tenants, not the landlord.

e.	In arrangements where you pay previous tenants use fees, tell us if you typically assume the pre-existing leases, if new leases are

Securities and Exchange Commission
March 24, 2006

executed, if the use fees are documented in the lease agreements and each named party in the lease agreements;

No, we typically do not assume pre-existing leases. Rather, new leases are negotiated with the landlord. The purchase of the land use rights is part of a separate contract with the previous tenant.

f.	If the previous lessees surrender their rights and obligations with the landlord under leases assumed by you;

The previous lessees do not surrender their land use rights to the landlord. Rather, they are sold to the new tenant.

g.	The number of leases that possess use rights, are classified as either operating and capital leases and the number of these leases that have been terminated or sublet by you;

We currently have 32 properties with associated land use rights, all of which are classified as operating leases. We have not sublet any properties with associated land use rights. In a few instances, we have terminated leases with land use rights, and the rights were sold to the new tenant.

h.	The typical length of the initial lease terms;

Typical leases with associated land use rights have initial terms of nine years, with early exit provisions after the third and sixth years.

i.	Is the use fee refundable and, if so, under what circumstances; and

The amounts paid for land use rights are not refundable; however, as previously described, they are resalable.

j.	If the lease provides for periodic market rate rent increases during the initial term and renewal periods.

The leases typically have market rate adjustments based on inflation indices analogous to the CPI in the United States.

Securities and Exchange Commission
March 24, 2006

Note 15 — Segment and Geographic Information, page 69
6.	Tell us how you concluded that you have three geographic segments. We note that you have various distribution channels and product lines. Please provide us with representative samples of reports that are used to operate your business.

Under the management approach outlined in paragraph 4 of SFAS No. 131, we have determined our reportable segments based on how our chief operating decision makers evaluate our business, how performance is assessed and how resources are allocated internally. These evaluations, assessments and decisions are made based on the financial results and opportunities of our operating regions and are not made on a product line level or a distribution channel level. Copies of representative samples of reports that are used to operate our business are being provided to the Staff supplementally under a separate cover letter from our Chief Financial Officer and confidential treatment has been requested for these reports.
7.	Please explain your justification for assigning goodwill to the Americas, Europe and Asia/Pacific reporting segments in the amounts of $145 million, $175 million and $129 million, respectively. Note 6 discloses goodwill additions of $243.6 million associated with Rossignol; $19.3 million associated with Surfection; $10.9 million for Quiksilver Asia/DC. We note you further disclose that Rossignol generates revenue primarily in Europe and the United States. In your response please include paragraph 34 of SFAS No. 142 in your consideration.

Rossignol goodwill was allocated to Americas, Europe and Asia/Pacific in the amounts of $87.7 million, $133.5 million and $22.4 million. This goodwill allocation was based on the expected benefit and synergies of the acquisition to each segment, in accordance with SFAS No. 142, paragraphs 34 and 35. The expected benefit and synergies are derived primarily from projected revenues in each region. Surfection goodwill of $19.3 million remains in the Asia/Pacific segment only, as Surfection is a small chain of retail stores in Australia. Of the $10.9 million, $5.9 million related to the Asia/Pacific acquisition and was allocated 100% to that same segment. The remaining $5.0 million in goodwill was related to the acquisition of DC Shoes, Inc., and was allocated to the Americas, Europe and Asia/Pacific in proportion to the expected synergies to be obtained by each segment, determined primarily from projected revenues in each region.

Securities and Exchange Commission
March 24, 2006

Goodwill from our Asia/Pacific acquisition in fiscal 2003 was originally allocated to each region based on the expected synergies from this acquisition, primarily related to the acquired Hong Kong sourcing company. Prior to the acquisition of the Hong Kong sourcing company, each region sourced its products independently and the Hong Kong sourcing company is expected to be transformed into a global sourcing company with all regions sourcing a majority of their products through this company. After all purchase price contingencies were resolved in the fourth quarter of fiscal 2005, however, we determined that the actual synergies from this acquisition were being obtained from growth in our Asia/Pacific business segment, primarily in Australia, Japan and Indonesia, and to the sourcing company supporting primarily Asia/Pacific production. The rate of transition of sourcing to the Hong Kong sourcing company had not progressed as quickly as originally anticipated when the original goodwill allocation estimates were made. Total goods sourced from the sourcing company in fiscal 2005 for the Americas, Europe and Asia/Pacific were approximately 1%, 5% and 31%, respectively, while yearly growth in the Asia/Pacific segment’s revenues in fiscal 2004 and 2005 was 58% and 49%, respectively. Based on these facts, we determined it appropriate to allocate 100% of this goodwill to the Asia/Pacific segment in fiscal 2005 and thereafter. It is important to note that this refinement of allocation methodology did not affect our conclusions reached in our annual impairment test of goodwill for any of the segments or underlying reporting units.
Exhibits 31.1 and 31.2
8.	Your certifications contain duplicate disclosures in 4. (c) and (d). In future filings, please revise 4. (c). to include the required statement certifying the evaluation of the effectiveness of disclosure and control procedures as of the end of the period covered by the report. See document (31) of the Exhibit Table in Item 601 of Regulation S-K.

We have included the required statement certifying the evaluation of the effectiveness of our disclosure and control procedures as of the end of the period covered by the report in our Form 10-Q and will continue to do so in future filings.
Form 8-K/A filed September 8, 2005
Item 2.01. Completion of Acquisition of Assets, page 2
9.	Please refer us to the exhibit that contains the consulting agreement with the selling shareholders executed on April 12, 2005 or tell us why it has not been

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March 24, 2006

incorporated in a filing. If it is not available in your filings, please provide us with a copy in your response.

An English translation of the Service Provision Agreement pursuant to which the selling shareholders are to provide the consulting services was filed as Exhibit 10.20 to our fiscal 2005 Form 10-K.
Item 99.2. Unaudited Pro Forma Condensed Combined Financial Information, page 1
10.	We refer to pro forma adjustment 4. Please tell us if you have recorded the assets held for sale and discontinued the associated depreciation expense or alternatively, why you have not reflected this in your pro forma adjustments.

As of the filing date of our 8-K/A on September 8, 2005, we had identified $4.2 million of the assets held for sale as we were in the early stages of determining our Rossignol restructuring strategy. Of this $4.2 million, approximately $1.8 million relates to the fair value of land which does not depreciate. Of the remaining $2.4 million of buildings, the actual depreciation expense during the six months ended April 30, 2005 pro forma period was approximately $85,000, and such expense was approximately $173,000 for the pro forma year ended October 31, 2005. We concluded that these amounts were insignificant and that accordingly, pro forma adjustments were not necessary.
11.	We refer to pro forma adjustment 6. Please tell us if you have a recorded a benefit obligation for retirement indemnities and how it was impacted by the reduction in force announced in the restructuring plan on March 22, 2005, if at all. Include in your consideration any changes in the workforce and other assumptions used in your actuarial calculations, the nature of the retirement indemnities, the applicability of settlement or curtailment accounting and the authoritative GAAP that supports you conclusions.

We have not recorded a benefit obligation for retirement indemnities in our pro forma condensed combined financial information. This restructuring plan was made and executed under Rossignol’s control prior to our acquisition. The restructuring actions taken were not related to our acquisition and the associated charges were recorded in Rossignol’s pre-acquisition statement of income. The factors requiring Rossignol’s pre-acquisition restructuring may not have existed in an as-if pro forma situation that assumes the acquisition occurred on November 1, 2003. These charges of approximately €11.1 million were not included in Rossignol’s U.S. GAAP financial statements as of April 30, 2005 (which are part

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March 24, 2006

of our pro forma financial statements) in accordance with SFAS No. 88, paragraph 15 as the effected employees had not yet accepted the offer of early retirement. However, the remaining $13.9 million of this obligation was recorded in our July 31, 2005 balance sheet in our Quarterly Report on Form 10-Q for the three months ended July 31, 2005.

The charges that were recorded related to Rossignol’s pre-acquisition restructuring were charged to earnings during Rossignol’s four months ended July 31, 2005. These charges represent approximately €1.2 million of state contributions that are statutorily required in France for employees over the age of 50 and approximately €9.9 million related to estimated early retirement benefits. These obligations were accounted for under SFAS No. 88, but were not considered appropriate to include as a pro forma adjustment for the reason noted above.
In response to the Staff’s comments, Quiksilver, Inc. acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our response to the Staff’s comments, please feel free to contact our Chief Financial Officer, Steven L. Brink, at (714) 889-4324 or me at (714) 889-4257.

Sincerely, QUIKSILVER, INC.
/s/	Robert B. McKnight, Jr.
President and Chief Executive Officer